FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

INTERTAPE POLYMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [   ]      Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ]      No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC

Date: August 22, 2002	By: /s/ Melbourne F. Yull

Melbourne F. Yull, Chairman of the Board of Directors and Chief Executive Officer

Certification Required Under Section 906 of the Sarbanes-Oxley Act of 2002

     The undersigned hereby certify that this report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents in all material respects the financial condition and results of operations of the Registrant as of and for the periods presented in this report.

Date: August 22, 2002	/s/ Melbourne F. Yull

Melbourne F. Yull, Chairman of the Board of Directors and Chief Executive Officer

Date: August 22, 2002	/s/ Andrew M. Archibald

Andrew M. Archibald, Chief Financial Officer Secretary, Treasurer, and Vice President Administration

MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

SALES

Sales were $153.7 million for the second quarter of 2002 as compared to $141.3 million for the same period last year, and were $300.4 million for the six months ended June 2002 as compared to $300.1 million for the same period last year. The following chart shows the effect of volume and pricing on sales:

	Q2/02	Q1/02	Q2/02	YTD June '02
	vs	vs	vs	vs
	Q1/02	Q1/01	Q2/01	YTD June '01

	In Millions of US Dollars

Volume	$5.5	($6.4)	$20.1	$13.7
Price	$1.4	($5.7)	($7.7)	($13.4)
Change	$6.9	($12.1)	$12.4	$0.3

Unit Volume

During 2001 and 2002 to date, management has focused on increasing business volumes in the current difficult North American economy. Several strategies have been employed including the introduction of new products, the addition of new customers, greater penetration into retail markets through the United Tapes Company (UTC) acquisition in the third quarter of 2000, and the implementation of the Company’s Regional Distribution Center (RDC) strategy. Management believes that these strategies have had a positive impact on sales volumes.

Unit Pricing

Traditionally, the Company has been able to maintain a relatively consistent spread between raw material costs and selling prices. This spread is referred to as value-added. Unit sales prices of the Company’s products are influenced primarily by changes in raw material costs, and for the past several years the Company has seen a decline in raw material costs. Efforts to maintain value-added as a percent of sales have been generally successful despite general declines in unit selling prices.

Recently many components of the Company’s raw material costs have started to increase. Management believes that the Company should continue to be able to manage its value-added percentages. In this regard, the Company did initiate a number of price increases during the second quarter that should positively effect sales for the remainder of the year.

GROSS PROFIT AND GROSS MARGINS

Gross profits increased to $33.9 million for the second quarter of 2002 from $26.7 million for the comparable quarter in 2001. Gross margins were 22.1% and 18.9% respectively. For the six month periods ending June 2002 and 2001, gross profits were $67.4 million and $65.5 million, and gross margins were 22.4% and 21.8% respectively. For 2001, the Company had detailed certain non-recurring costs as line items within Consolidated Earnings. Effective with the first quarter of 2002, these costs have been included in cost of goods sold and selling, general and administrative expenses. The effect on 2001’s cost of goods sold was $0.7 million in the first quarter and $2.3 million during the second quarter.

As mentioned above, over the past several years, the Company has been able to maintain its value-added percentage in a declining raw material cost environment. However, in such an economic environment there are still less value-added dollars in relation to manufacturing costs. This is the primary reason why gross margins declined from an adjusted 22.8% for the six month period ended June 2001 to 22.4% for the six month period ended June 2002. However, for the second quarter, gross margins increased from an adjusted 20.5% for the quarter ended June 2001 to 22.1% for the quarter ended June 2002 as a result of the increase in volume. Gross margins were 22.8% for the first quarter of 2002. This decrease from the first quarter to that of the second quarter of 0.7% is as a result of the effect of recent increases in raw material costs which were incurred before unit selling prices could be adjusted.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administrative expenses (SG&A) were $20.5 million or 13.3% of sales for the second quarter of 2002 as compared to $20.1 million or 14.2% of sales($18.1 million or 12.8% of sales before non-recurring items of $2.0 million) for the second quarter of 2001. For the six month periods of 2002 and 2001, they were $40.8 million or 13.6% of sales and $41.9 million or 14.0% of sales ($39.9 million or 13.3% of sales before non-recurring items of $2.0 million) respectively. These percentages should decline as unit selling prices and volumes increase.

OPERATING PROFITS

Operating profits (defined as gross profit less SG&A) for the second quarters of 2002 and 2001 were $13.5 million or 8.8% of sales and $6.6 million or 4.7% of sales respectively. For the six months ended June of 2002 and 2001 they were $26.6 million or 8.9% of sales and $23.5 million or 7.8% of sales respectively.

FINANCIAL EXPENSES

Financial expenses were $7.9 million for the quarter ended June 2002 as compared to $7.7 million for the comparative quarter last year. For the six months ended June of 2002 and 2001 they were $16.9 million and $16.2 million respectively. Interest rates increased on $274.0 million of long-term debt by 225 basis points effective October 1, 2001 and therefore financial expenses have increased by $1.5 million per quarter. This increase has been mostly offset by both a reduction in other interest rates applicable on reduced bank borrowings and by the retirement of approximately $24.0 million of the Senior Notes and $23.4 million of long-term bank debt on April 15, 2002.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION AND RENTAL COSTS (EBITDAR).

EBITDAR is the measurement criteria used in documents related to the Company’s Bank Debt and Senior Notes. EBITDAR are as follows: (adjusted for non-recurring items):

	June 2002	June 2001
	Millions of	Millions of
	US dollars	US dollars

Second quarter including rentals of $1.3M and $1.6M	$21.0	$18.1
Six months including rentals of $2.6 and $3.3M	$41.1	$42.4
Trailing 12 months including rentals of $5.1 and $6.5M	$73.1	$91.5

NET EARNINGS

Net earnings (loss) for the three month periods ended June 2002 and 2001 were $4.3 million and ($2.7) million respectively. For the six month periods ended June 2002 and 2001 they were $7.1 million and $1.5 million respectively.

Management remains confident that quarterly SG&A costs should remain at the $20.0 million level and that any potential increases in interest rates will be offset by lower borrowings. Consequently, the impact of additional volume and increases in selling prices should positively impact net earnings.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

Capital expenditures were $3.6 million during the second quarter of 2002 as compared to $5.5 million for the comparative quarter last year. For the six month periods ended June 2002 and 2001 they were $6.5 million and $17.7 million respectively. This decline in capital expenditure is as a result of Management’s decision to reduce all capital spending to only essential projects related to both new products and preventive maintenance programs. It is expected that this spending level of approximately $3.0 million per quarter will be maintained throughout 2002.

CREDIT FACILITIES

On March 1, 2002 the Company completed a “Bought Deal” in Canada whereby the Company issued 5.1 million common shares from treasury at a per share price of $9.71 (Cdn $15.50) for total net proceeds of approximately $47.4 million. Proceeds were initially used to reduce bank debt. Subsequently. on April 15, 2002 approximately $24.0 million was used to retire Senior Notes; and the remaining $23.4 million was used to permanently reduce a two year term facility of the Company’s recently refinanced bank debt.

During the second quarter of 2002, the Company was able to reduce its borrowings under its three year committed revolving credit facility by $3.4 million from $23.3 million at the end of the first quarter to $19.9 million at the end of the second quarter. It is anticipated that the Company should be able to further reduce borrowings under this facility throughout the remainder of the year.

The Company remains in compliance with all its financial and other covenants as determined by the applicable loan and note agreements.

ACCOUNTING CHANGES

During the first quarter of 2002, the Company adopted, on a retroactive basis, the new CICA recommendations with respect to Section 3062, Goodwill and Other Intangible Assets. These standards are equivalent to the U.S. standards. Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company is required to complete a transitional goodwill impairment test as at January 1, 2002 by the end of the current fiscal year. Management has completed this test and has determined no adjustment for impairment of goodwill is necessary as a result of the change in accounting policy.

Intertape Polymer Group Inc.
Consolidated Earnings
 Periods ended June 30,
 (In thousands of US dollars, except per share amounts)

	THREE MONTHS		SIX MONTHS

	2002	2001	2002	2001

Sales	$153,657	$141,265	$300,394	$300,128
Cost of sales	119,713	114,549	233,034	234,639

Gross profit	33,944	26,716	67,360	65,489

Selling, general and administrative expenses	20,454	20,090	40,753	41,948
Amortization of goodwill		1,797		3,540
Research and development	796	1,198	1,763	2,366
Financial expenses	7,872	7,736	16,855	16,172

	29,122	30,821	59,371	64,026

Earnings (loss) before income taxes	4,822	(4,105)	7,989	1,463
Income taxes	534	(1,392)	882

Net earnings (loss)	4,288	(2,713)	7,107	1,463

Earnings per share (loss)
Basic	0.13	(0.10)	0.22	0.05

Diluted	0.13	(0.10)	0.22	0.05

Consolidated Retained Earnings
 Periods ended June 30,
 (In thousands of US dollars)

	THREE MONTHS		SIX MONTHS

	2002	2001	2002	2001

Balance, beginning of year	$107,386	$120,985	$104,567	$116,966
Net earnings (loss)	4,288	(2,713)	7,107	1,463

	111,674	118,272	111,674	118,429

Premium on purchase for cancellation of common shares				157

Balance, end of year	111,674	118,272	111,674	118,272

Intertape Polymer Group Inc.
Consolidated Balance Sheets
 (In thousands of US dollars)

	As at	As at	As at
	June 30,	June 30,	December 31,
	2002	2001	2001

ASSETS
Current assets
Trade receivables (net of allowance for doubtful accounts of $4,804 ($592 in June 2001, $6,670 in December 2001)	$93,104	$101,479	$86,529
Other receivables	12,152	9,425	13,654
Inventories	76,919	83,333	70,688
Parts and supplies	12,221	11,369	11,592
Prepaid expenses	6,154	5,114	9,450
Future income tax assets	4,025	10,776	4,025

	204,575	221,496	195,938
Capital assets	363,665	373,287	366,567
Other assets	12,214	9,299	11,680
Goodwill, at amortized cost	229,299	231,651	227,804

	809,753	835,733	801,989

LIABILITIES
Current liabilities
Bank indebtedness	19,936	121,059	28,046
Accounts payable and accrued liabilities	85,880	86,262	91,507
Instalments on long-term debt	13,429	1,377	8,310

	119,245	208,698	127,863
Long-term debt	311,859	275,865	354,663
Other liabilities	3,785	4,500	3,785
Future income tax liabilities	22,506	37,419	21,588

	457,395	526,482	507,899

SHAREHOLDERS’ EQUITY
Capital stock and share purchase warrants	236,822	186,990	189,496
Retained earnings	111,674	118,272	104,567
Accumulated foreign currency translation adjustments	3,862	3,989	27

	352,358	309,251	294,090

	809,753	835,733	801,989

Intertape Polymer Group Inc.
Consolidated Cash Flows
 Periods ended June 30,
 (In thousands of US dollars)

	THREE MONTHS		SIX MONTHS

	2002	2001	2002	2001

OPERATING ACTIVITIES
Net earnings (loss)	$4,288	$(2,713)	$7,107	$1,463
Non-cash items
Depreciation and amortization	7,046	8,516	13,664	16,556
Future income taxes	534	(192)	882

Cash from operations before funding of changes in non-cash working capital items	11,868	5,611	21,653	18,019

Changes in non-cash working capital items
Trade receivables	(586)	(4,226)	(3,113)	(1,638)
Other receivables	(2,309)	(3,634)	778	(289)
Inventories	(6,481)	1,913	(5,528)	3,140
Parts and supplies	(218)	3,067	(533)	1,313
Prepaid expenses	2,270	1,224	3,321	1,007
Accounts payable and accrued liabilities	10,123	10,928	(6,302)	6,499

	2,799	9,272	(11,377)	10,032

Cash flows from operating activities	14,667	14,883	10,276	28,051

INVESTING ACTIVITIES
Capital assets, net of investment tax credits	(3,625)	(5,450)	(6,467)	(17,736)
Proceed on sale of capital assets		8,000		8,000
Other assets	243	(750)	(2,271)	(1,980)

Cash flows from investing activities	(3,382)	1,800	(8,738)	(11,716)

FINANCING ACTIVITIES
Net change in bank indebtedness	(3,658)	(8,819)	(8,375)	(6,216)
Repayment of long-term debt	(4,962)	(8,425)	(37,689)	(8,972)
Issue of Common Shares	(50)	839	47,326	853
Common Shares purchased for cancellation				(923)

Cash flows from financing activities	(8,670)	(16,405)	1,262	(15,258)

Net increase in cash position	2,615	278	2,800	1,077
Effect of foreign currency translation adjustments	(2,615)	(278)	(2,800)	(1,077)

Cash position, beginning and end of year	—	—	—	—

INTERTAPE POLYMER GROUP

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Basis of Presentation

In the opinion of Management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (IPG) financial position as at June 30, 2002 and 2001 and December 31, 2001 as well as its results of operations and its cash flow for the three and six month periods ended June 30, 2002 and 2001. While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements with the exception of accounting changes described in Note 2.

NOTE 2. Accounting Changes

During the first quarter, the Company adopted, on a prospective basis, the new CICA recommendations with respect to Section 3870, Stock-based Compensation and Other Stock-based Payments. This new standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value method of accounting and encourages entities to adopt that method of accounting for its stock-based employee compensation plans. Under this method, compensation cost is measured at the grant date based on the fair value of the awards and is recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. It does not expect adoption of the standard to have a material effect on the Company’s financial position or results of operations.

Also during the first quarter, the Company adopted, on a retroactive basis, the new CICA recommendations with respect to Section 3062, Goodwill and Other Intangible Assets. These standards are equivalent to the U.S. standards. Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company is required to complete a transitional goodwill impairment test as at January 1, 2002 by the end of the current fiscal year. Management has completed this test and has determined no adjustment for impairment of goodwill is necessary as a result of the change in accounting policy.

The following table presents a reconciliation of the net earnings and earnings per share as reported for the prior periods to the corresponding financial information adjusted to exclude the amortization of goodwill recognized in those periods that is no longer taken as a result of applying Section 3062:

	For the periods ended June 30

	Three Months		Six Months

	2002	2001	2002	2001

	In thousands of US Dollars except per share amounts

Net earnings (loss)	$4,288	$(2,713)	$7,107	$1,463
Add: Amortization of goodwill (net of $0.6 and $1.2 million of income taxes for the three and six months in 2001 respectively)	—	1,186	—	2,336

Adjusted net earnings (loss)	4,288	(1,527)	7,107	3,799

Basic earnings per share
Net earnings (loss)	0.13	(0.10)	0.22	0.05
Add: Amortization of goodwill	0.00	0.04	0.00	0.08

Adjusted net earnings (loss)	0.13	(0.06)	0.22	0.13

Diluted earnings per share
Net earnings (loss)	0.13	(0.10)	0.22	0.05
Add: Amortization of goodwill	0.00	0.04	0.00	0.08

Adjusted net earnings (loss)	0.13	(0.06)	0.22	0.13

NOTE 3. Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	For the periods ended June 30

	Three Months		Six Months

	2002	2001	2002	2001

	In thousands of US Dollars except per share amounts

Net earnings (loss) applicable to common shares	$4,288	$(2,713)	$7,107	$1,463

Weighted average number of common shares	33,623	28,120	31,889	28,110
Effect of dilutive stock options and warrants (a)	626	(815)	459	254

Weighted average number of dilutive common shares outstanding	34,249	27,305	32,348	28,364

Basic earnings (loss) per share	0.13	(0.10)	0.22	0.05

Diluted earnings (loss) per share	0.13	(0.10)	0.22	0.05

(a)	Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.

NOTE 4. Accounting for compensation programs

As at June 30, 2002 the Company had a stock-based compensation plan, which is described in the 2001 Annual Report. The Company does not record any compensation expense with respect to this plan.

Had compensation cost for the Company’s stock-based compensation plan been determined using the fair value based method for awards at the grant date under the plan, the Company’s net earnings and earnings per share and diluted earnings per share for the three and six month periods ended June 30, 2002 would have been affected as follows:

	For the periods ended June 30

	Three Months	Six Months
	2002	2002

	In thousands of US Dollars except per share amounts

Net earnings	$4,288	$7,107
Fair value of stock based compensation	122	162

Adjusted net earnings	4,166	6,945

Adjusted basic earnings per share	0.12	0.22

Adjusted diluted earnings per share	0.12	0.21

To determine compensation cost, the fair value of stock options is amortized on a straight-line basis over the vesting period. Pro forma information reflects only options granted since January 1, 2002. Therefore, the full impact of calculating compensation costs for stock options outstanding is not reflected in the pro forma amounts presented above because compensation cost is amortized over the options’ vesting period of four years and the compensation cost for options granted prior to January 1, 2002 is excluded.

The fair value of the options granted in the six month period ended June 30, 2002, (there were no options granted in the three month period ended June 30, 2002), is estimated as at the date of grant using the Black-Scholes option pricing model, taking into account an expected life of five years, expected volatility of 50%, risk-free interest rate of 4.57% and expected dividends ranging from $0.00 to $0.18 per share. The fair value of the stock options granted was $4.47.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s amended executive stock option plan has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in Management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE 5. Differences in Accounting Between The United States of America and Canada

Re-pricing of Stock Options

The re-pricing of stock options that occurred in 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under US GAAP, the Company’s net earnings, basic earnings per share and diluted earnings per share would have been reduced as follows:

	For the periods ended June 30

	Three Months		Six Months

	2002	2001	2002	2001

	In thousands of US Dollars except per share amounts

Net earnings (loss)	$4,288	$(2,713)	$7,107	$1,463
Fair value of stock repricing	356	2,600	2,156	2,900

Adjusted net earnings (loss)	3,932	(5,313)	4,951	(1,437)

Adjusted basic earnings (loss) per share	0.12	(0.19)	0.16	(0.05)

Adjusted diluted earnings (loss) per share	0.11	(0.19)	0.15	(0.05)

The cost of the stock option re-pricing would have no income tax consequences for the Company and would reflect the changes in the market price of the common shares.

NOTE 6. Capital Stock

On March 1, 2002, the Company issued 5,100,000 common shares for cash consideration of CAN$75,700,000 (US$47,441,000).

	For the periods ended June 30

	Three Months		Six Months

	2002	2001	2002	2001

	Average number of common shares outstanding

Cdn GAAP basic	33,622,896	28,119,535	31,889,274	28,109,576
Cdn GAAP diluted	34,249,454	27,304,725	32,348,349	28,363,604
US GAAP basic	33,622,896	28,119,535	31,889,274	28,109,576
US GAAP diluted	34,249,454	27,304,725	32,348,349	28,363,604

NOTE 7. Items included in earnings in the three and six-month period ended June 30, 2001

Included in cost of sales for the three month period ended June 30, 2001 is $2.3M for setting up the five regional distribution centers. Also included in the six month period ended June 30, 2001 is $0.7M for severance costs.

Included in selling, general and administrative expenses for the three month period ended June 30, 2001 is $2.0M for severance costs on planned workforce reductions.